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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 2)

                   Under the Securities Exchange Act of 1934

                              Tricord Systems Inc.
         _____________________________________________________________
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
         _____________________________________________________________
                         (Title of Class of Securities)

                                    89612110
         _____________________________________________________________
                                 (CUSIP Number)

                                Joseph R. Canion
                          5 Post Oak Park, Suite 1655
                              Houston, Texas 77027
                                  713-871-8400
         _____________________________________________________________
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  May 2, 2001
         ______________________________________________________________

            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  Schedule 13D

                               CUSIP No.89612110
______________________________________________________________________________
     (1)  Name of Reporting Person
          I.R.S. Identification No. of Above Person

          Joseph R. Canion, ###-##-####
     ________________________________________________________________________
     (2) Check the Appropriate Box if a Member of a Group (See Instructions)
                                    (a)   [ ]
                                    (b)   [ ]

______________________________________________________________________________
     (3)  SEC Use Only

_______________________________________________________________________________
     (4) Source of Funds (See Instructions)

          Not Applicable
______________________________________________________________________________
     (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                   [ ]

______________________________________________________________________________
     (6) Citizenship or Place of Organization

         United States of America
---------------------------------------------------------------------------
Number of Shares                (7)    Sole Voting Power          2,978,700
      Beneficially             ____________________________________________
      Owned                     (8)    Shared Voting Power                0
      by Each                  ____________________________________________
      Reporting                 (9)    Sole Dispositive Power     2,978,700
      Person                   ____________________________________________
      With                     (10)    Shared Dispositive Power           0
---------------------------------------------------------------------------

     (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

          12.22%
______________________________________________________________________________
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)                                   [ ]
 ______________________________________________________________________________
     (13) Percent of Class Represented by Amount in Row (11)

          12.22%
______________________________________________________________________________
     (14) Type of Reporting Person (See Instructions)

          IN

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ITEM 1.   SECURITY AND ISSUER

     This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $0.01 par value (the "Common Stock") of Tricord Systems Inc., a Delaware corporation (the "Company") and amends the Amendment No. 1 filed on November 21, 2000, which amended the original Schedule 13D ("Amendment No. 1"). The principal executive offices of the Company are located at 2905 Northwest Boulevard, Suite 20, Plymouth MN 55441-2644.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) This statement is filed by Joseph R. Canion.

     (b) The business address of Mr. Canion is 5 Post Oak Park, Suite 1655, Houston, Texas 77027.

     (c) The principal occupation and employment of Mr. Canion is Chairman of Insource Technology Corp.

     (d) Mr. Canion has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Canion was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Canion is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Canion acquired with his personal funds all of the shares of Common Stock reported on this Statement. Mr. Canion did not borrow any of the funds used to purchase any of the shares of Common Stock reported on this Statement.

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ITEM 4.   PURPOSE OF TRANSACTION.

     The purpose of the filing of this Schedule 13D-A is to report the disposition by Mr. Canion of more than 1% of the issued and outstanding shares of Common Stock of the Company. As reported on Amendment 1 to the original
Schedule 13-D, Mr. Canion reported beneficial interest in 3,281,500 shares. Since the filing of Amendment 1 on November 21, 2000, Mr. Canion has disposed, by gift and sale, of 302,800 shares of Common Stock. On May 2, 2001 he sold 35,000 shares of Common Stock, which sale, in aggregation with other dispositions which occurred after the filing of Amendment 1, totaled slightly more than 1% of the issued and outstanding shares of Common Stock. Subsequently, on May 3, 2001, May 4, 2001 and May 9, 2001, Mr. Canion sold an additional 27,300 shares, thus reducing his beneficial interest to 12.22% of issued and outstanding shares of Common Stock.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Mr. Canion is the beneficial owner of 2,978,700 shares of Common Stock, or approximately 12.22% of the current outstanding shares of Common Stock of the Company. An aggregate of 1,500,000 of such shares are subject to options that are exercisable currently.

     Mr. Canion possesses sole voting and investment power with respect to 2,978,700 shares of Common Stock and shares voting and investment power with respect to no shares of Common Stock reported in this Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     No changes.

ITEM 7:   MATERIAL TO BE FILED AS EXHIBITS.

     None.

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     May 9, 2001                  /s/ Joseph R. Canion
     -----------                  --------------------
     Date                         Joseph R. Canion

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